FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Dash Financial Technologies LLC
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No. 8-52503)

This report is deemed confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dash Financial Technologies LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1000
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Dalvano 610-329-9070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thronton LLP
(Name – *if individual, state last, first, middle name*)

171 N. Clark Street, Suite 200	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Peter Maragos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dash Financial Technologies LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Paul H Lee
Notary Public, State of New York
No. 01LE6401470
Qualified in New York County
Commission Expires December 9, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dash Financial Technologies LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2019

Contents

GRANT THORNTON LLP

757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Financial Technologies LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Dash Financial Technologies LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, changes in subordinated debt, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2019.

New York, New York
March 2, 2020

Dash Financial Technologies LLC
Statement of Financial Condition
As of December 31, 2019

Assets

Assets:

Cash and cash equivalents	$	43,080,337
Cash segregated for the exclusive benefits of customers		624,444
Deposits with clearing organizations		2,569,690
Receivables and unbilled revenue from brokers and dealers, net of allowance of $488,033		14,394,565
Accounts receivable and unbilled revenue, net of allowance of $599,022		8,797,604
Fixed assets, net of accumulated depreciation of $5,701,231		2,670,167
Intangible assets, net of accumulated amortization of $39,939,019		51,452,239
Goodwill		60,148,288
Receivables from affiliates		886,499
Operating lease right-of-use asset		4,156,730
Other assets		1,172,261
Total assets	$	189,952,824

Liabilities and member's equity

Liabilities:

Accounts payable and accrued expenses	$	13,335,289
Accrued compensation and benefits		5,075,048
Deferred revenue		18,750
Operating lease right-of-use liability		4,715,588
Other liabilities		1,099,720
Total liabilities		24,244,395
Member's equity		165,708,429
Total liabilities and member's equity	$	189,952,824

The accompanying notes are an integral part of these financial statements.

Dash Financial Technologies LLC
Statement of Income
Year Ended December 31, 2019

Revenues

Options routing fees, net	$31,069,442
Commissions	32,358,168
Software technology fees	12,497,145
Other income	737,462
Total revenues	76,662,217

Expenses

Compensation and benefits	25,128,156
Communications and technology	9,964,190
Depreciation and amortization	7,890,829
Brokerage, clearing, and exchange fees, net	3,776,507
Market data	2,709,352
Marketing and business development	1,874,455
Professional services	2,137,498
Occupancy and equipment	1,676,283
Regulatory expense	424,724
Other expenses	849,798
Total expenses	56,431,792

Net income $ 20,230,425

The accompanying notes are an integral part of these financial statements.

Dash Financial Technologies LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2019

Balance at January 1, 2019	$164,510,005
Distributions to DFT Intermediate LLC	(19,032,001)
Net income	20,230,425
Balance at December 31, 2019	$165,708,429

The accompanying notes are an integral part of these financial statements.

Dash Financial Technologies LLC
Statement of Changes in Subordinated Debt
Year Ended December 31, 2019

Balance at January 1, 2019	$	-
Repayments		-
Subordinated Debt: Additions		-
Balance at December 31, 2019	$	-

The accompanying notes are an integral part of these financial statements.

Dash Financial Technologies LLC
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ 20,230,425
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation and amortization	7,890,829
Changes in operating assets and liabilities:	
Increase in deposits with clearing organization	(792,511)
Decrease in receivables and unbilled revenue from brokers and dealers	9,164,290
Increase in accounts receivable and unbilled revenue, net of allowance	(866,296)
Increase in receivable from affiliates	(884,900)
Increase in operating lease right-of-use asset	(4,156,730)
Decrease in other assets	364,891
Increase in accounts payable and other accrued expenses	449,563
Decrease in accrued compensation and benefits	(3,174,344)
Increase in operating lease right-of-use liability	4,715,588
Decrease in deferred revenue	(75,000)
Decrease in other liabilities	(633,538)
Net cash provided by operating activities	32,232,267
Cash flows from investing activities	
Purchases of fixed assets	(928,763)
Capitalization of internally developed software	(3,574,466)
Net cash used in investing activities	(4,503,229)
Cash flows from financing activities	
Distributions to DFT Intermediate LLC	(19,032,001)
Net cash used in financing activities	(19,032,001)
Net increase in cash and cash equivalents	8,697,037
Cash, cash equivalents and restricted cash at beginning of the year	35,007,744
Cash, cash equivalents and restricted cash at end of the year	$ 43,704,781
Cash, cash equivalents and restricted cash at end of the year:	
Cash and cash equivalents	$43,080,337
Cash segregated for the exclusive benefits of customers	624,444

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

Dash Financial Technologies LLC (the "Company", "DFT") is a wholly owned subsidiary of DFT Intermediate LLC ("Intermediate"), DFT Intermediate Holdings, LLC ("Intermediate Holdings"), and DFT Acquisition Holdings, LLC ("Acquisition Holdings"). DFT is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange ("CBOE"), the National Futures Association and various other options and equities exchanges in the United States. The Company is also registered as an independent Introducing Broker with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company provides capital markets technology and execution services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary and options exchange customers. The Company is a clearing member of the Options Clearing Corporation and the Depository Trust & Clearing Corporation.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires organizations that have leased assets, referred to as "lessees," to recognize on the statement of financial condition the assets and liabilities that represent the rights and obligations created by those leases, respectively. Under the new guidance, a lessee is required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the statement of financial condition, the new ASU requires both types of leases to be recognized on the statement of financial condition. The FASB has subsequently issued further ASU's related to the standard providing additional practical expedients and an optional transition method allowing entities to not recast comparative periods. The amendments in ASU No. 2016-02 are now effective.

We adopted the standard on January 1, 2019 using the optional transition adjustment method. As part of the adoption of ASC 842, we performed an assessment of the impact that the new lease recognition standard has on the financial statements. All of our leases, which consist of facility leases, have been classified as operating leases. The Company does not have any financing leases. We adopted the requirements of the new standard without restating the prior periods. There was no impact to member's equity as of the date of adoption. For leases in place at the transition date, we adopted the package of practical expedients that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases.

We have also adopted the practical expedients that allow us to treat the lease and non-lease components of our leases as a single component for our facility leases. We elected the short-term lease recognition exemption for all leases that qualify. As such, for those leases that qualify, we did not recognize ROU asset or lease liabilities as part of the transition adjustment. As of January 1, 2019, the impact on the assets was $4,821,797 and the impact on the liabilities was $5,367,212. The adoption of ASC 842 did not have a material effect on the Company's statement of income, member's equity, or cash flows.

We have also evaluated, documented, and implemented required changes in internal control as part of our adoption of the new lease recognition standard. These changes include implementing updated accounting policies affected by ASC 842 required disclosures.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make certain estimates and assumptions. These estimates and assumptions are based on the best available information, but actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Options Routing Fees, Net

Option routing fees represent payments the Company receives for order flow from liquidity providers and rebates from exchanges based on exchange programs that exist when the Company's customers' orders are routed. The Company receives payments for order flow, in the normal course of business, for directing orders for trade execution. Payments for order flow are recorded on a trade-date basis. Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. The performance obligation is satisfied when the orders are routed. Payments for order flow and rebates, of which some are passed on as concessions or rebates to certain clients based on the specifics of their arrangements, are recorded on an accrual basis when

the performance obligation has been satisfied and are included net within option routing fees. The transaction price of its services is based on contractually agreed upon rates.

Commissions

The Company executes trades on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission, or a ticket charge based on its contractual agreement with the customer. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Software Technology Fees

The Company provides certain option execution capabilities to its clients based on a Software-as-a-Service ("SaaS") model whereby its products are delivered through a fully hosted infrastructure. Software technology fee revenues, generated for the use of the Company's software products, is contractual and recognized at the point in time at which the customer is able to use and benefit from the license. For fixed-term software licensing fees, such fees are recognized as revenue on a straight-line basis over the term of the agreement.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two non-cancellable operating leases, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, using an appropriate discount rate.

The discount rate is the implicit rate in the lease if it is readily determinable. Otherwise, the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease expense for lease payments is recognized on a straight-line basis over the lease term

The Company has elected, for all practical expedients, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement,

and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Brokerage, clearing, and exchange fees, net

In connection with the Company's option routing business, the Company incurs exchange fees. Some of these exchange fees are charged back to certain customers based on the specifics of each customers' arrangement. The exchange fees net of the charge back to customers are reported net in Brokerage, clearing, and exchange fees on the statement of income.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash equivalents. These investments include demand deposits and money market accounts. The Company maintains its cash and cash equivalents in a checking and brokerage account at one bank, which at times may exceed the federally insured limit.

Cash Segregated for the Exclusive Benefits of Customers

Cash segregated in compliance with federal regulations includes cash deposited in a special bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended.

Deposits with Clearing Organizations

Deposits with clearing organizations consist of cash deposits with The Depository Trust & Clearing Corporation ("DTCC"), The National Securities Clearing Corporation ("NSCC), The Options Clearing Corporation ("OCC"), and with its clearing brokerage firm, Merrill Lynch Pierce, Fenner & Smith Incorporated.

Accounts Receivable

Accounts receivable are stated at their net realizable value. Accounts receivable are presented on the statement of financial condition net of the allowance for doubtful accounts. An allowance for doubtful accounts is based on the Company's assessment of the collectability of unbilled revenue, receivables from brokers and dealers, and accounts receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with

short and intermediate-term maturities and defined settlement amounts, including receivables, payables, other restricted deposits and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Goodwill

Goodwill is not amortized but is reviewed for impairment on an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Intangible Assets

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is between five and thirteen years from the date of the original acquisition and are also reviewed for impairment whenever changes in circumstances indicate impairment could exist. Identifiable intangible assets consist of customer relationships, developed software, acquired software, and trademarks. Refer to Note 8 for further details.

The Company capitalizes certain costs incurred in connection with developing or enhancing software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software, which is five years. The Company evaluates internally developed software for impairment whenever changes in circumstances indicate impairment could exist.

Receivables from Affiliates

Receivables from affiliates consist of amounts owed by Dash Regulatory Technologies LLC and Dash Prime LLC.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses primarily consist of payables to vendors and accruals for operating expenses where invoices have yet to be received.

Other Liabilities

Other liabilities primarily consist of payables for soft dollar arrangements for customers, commission sharing arrangements ("CSA") payables arising from commission fees shared with

third-parties for introduced client's trade executions performed by the Company, and other miscellaneous liabilities.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. All tax effects of the Company's income or loss are passed through to Intermediate Holdings. As such, the Company is not liable for any material limited liability company taxes at the entity level. Therefore, no provision or liability for federal, state and local income taxes is included in these financial statements.

As a partnership, Acquisition Holdings is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes, such as New York City Unincorporated Business Taxes ("UBT"). Intermediate Holdings, as the taxpayer of record, is responsible for payment of taxes to New York City ("NYC") for Unincorporated Business Tax ("UBT"). For federal, state and other local income tax purposes, the ultimate members of Dash are responsible for reporting their allocable share of the Company's income, gain, losses, deductions, and credits on their tax returns.

3. Recent Accounting Developments

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments." This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination.

Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. The ASU is effective for the Company beginning January 1, 2020. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.

The Company is in the process of evaluating the impact that CECL will have on its financial statements, although given the nature of the Company's receivables there is likely not a material change. The extent of the impact of adoption of this ASU on the Company's financial condition, results of operations and cash flows will depend on, among other things, the economic environment, and the receivable balance on the date of adoption.

4. Revenue from Contracts with Customers

The following table presents the Company's total revenues separated between revenue from contracts with customers and other sources of revenue:

	December 31, 2019
Revenue from contracts with customers:	
Options routing revenue	$ 113,862,318
Client concessions and rebates	(82,792,876)
Options routing fees, net	31,069,442
Commissions	32,358,168
Software technology fees	12,497,144
Total revenues from contracts with customers	75,924,754
Other income	737,462
	$76,662,216

See Note 2 – Significant Accounting Policies for information on the recognition of the Company's revenue from contracts with customers.

The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. When payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The following table presents the Company's total receivables from contracts with customers:

	December 31, 2019		
	Gross	Allowance	Net
Receivables and unbilled revenue from brokers or dealers	$ 14,882,598	$ (488,033)	$ 14,394,565
Accounts receivable and unbilled revenue	9,396,626	(599,022)	8,797,604
	$ 24,279,224	$ 1,087,055	$ 23,192,169

5. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2019, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

6. Receivables and Unbilled Revenue from Brokers and Dealers and Accounts Receivable and Unbilled Revenue

At December 31, 2019, amounts receivable and unbilled revenue from brokers and dealers include:

Broker-dealer receivables	$10,281,283
Broker-dealer unbilled revenue	4,113,282
Total receivables and unbilled revenue from brokers and dealers	$14,394,565

At December 31, 2019, accounts receivable and unbilled revenue include:

Accounts receivable	$7,504,272
Unbilled revenue	1,293,332
Total receivables and unbilled revenue from non-broker and dealers	$8,797,604

As of December 31, 2019, the allowance for doubtful accounts included $488,033 for broker-dealer receivables and $599,022 for accounts receivable. For the year ended December 31, 2019, the Company recorded $99,596 of bad debt expense net of recoveries, which are included in other expenses on the statement of income.

7. Fixed Assets

At December 31, 2019, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer hardware	$6,519,301	($4,716,987)	$1,802,314
Leasehold improvements	570,439	(250,312)	320,127
Purchased software	279,289	(250,987)	28,302
Furniture and equipment	1,002,369	(482,945)	519,424
Total	$8,371,398	($5,701,231)	$2,670,167

The depreciation expense for the year ended December 31, 2019 was $859,838.

8. Goodwill and Intangible Assets

The Company completed its annual evaluation, through a step zero analysis of goodwill as of December 31, 2019 and determined no impairment charge was required. Subsequent to December 31, 2019, no events have occurred, or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

The following table summarizes the estimated useful life by intangible asset types:

	Estimated Useful Life
Customer relationships	8-13 years
Developed software	9 years
Internally developed software	5 years
Acquired software	3 years
Trademarks	5 years

The following table summarizes intangible assets as of December 31, 2019:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$58,780,000	($26,262,306)	$32,517,694
Developed software	15,500,000	(4,879,630)	10,620,370
Internally developed software	15,394,591	(7,643,749)	7,750,842
Acquired software	416,667	(416,667)	-
Trademarks	1,300,000	(736,667)	563,333
Total	$91,391,258	($39,939,019)	$51,452,239

Aggregate amortization expense for the year ended December 31, 2019 was $7,030,991.

This report is deemed confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Estimated amortization expense for the years ending:

December 31, 2020	7,547,080
December 31, 2021	7,138,268
December 31, 2022	6,561,286
December 31, 2023	6,035,384
December 31, 2024	5,635,577
Thereafter	18,534,644
Total amortization expense	**$ 51,452,239**

The Company capitalized $3,574,466 of internally developed software costs in 2019. No events have occurred, or circumstances have changed that would reduce the fair value of any of the intangible assets below their carrying values.

9. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the Company's retirement savings plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan. For the year ended December 31, 2019, the Company's retirement savings expense, recorded in compensation and benefits on the statement of income, was $432,667.

10. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Five customers accounted for, in aggregate, approximately 22% of the accounts receivable balance at December 31, 2019.

11. Leases

The Company has operating leases primarily consisting of office space with remaining lease terms ranging from 1 year to 6 years, subject to certain renewal options as applicable. Current leases include our office spaces in New York and Chicago. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

There was no sublease rental income for the year ended December 31, 2019, the Company is not the lessor in any lease arrangement, and no related party transactions for lease arrangements have occurred.

Leases with an initial term of twelve months or less are not recorded on the statement of financial condition, and the Company does not separate lease and nonlease components of contracts. There are no material residual guarantees associated with any of the Company's leases, and there are no

significant restrictions or covenants included in the Company's lease agreements. Payments under the lease agreements include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

Our lease agreements do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself against other companies of similar credit ratings and comparable quality and derived an imputed rate, which was used in a portfolio approach to discount its real estate lease liabilities. We used the incremental borrowing rate on January 1, 2019 for all leases that commenced prior to that date.

Operating lease right-of-use assets and operating lease right-of-use liabilities were recorded on the statement of financial condition as follows:

	As of December 31, 2019
Assets	
Operating lease right-of-use asset	4,156,730
Total operating lease right-of-use assets	**4,156,730**
Liabilities	
Operating lease right-of-use liabilities	4,715,588
Total operating lease right-of-use liabilities	**4,715,588**

Lease Costs

The Company is obligated under a non-cancelable operating lease to pay the following minimum undiscounted lease payments as of December 31, 2019:

	Minimum Lease Payments	**Imputed Interest**	**Net Lease Payments**
Year:			
2020	$1,054,430	$(288,775)	$765,655
2021	1,092,504	(233,799)	858,705
2022	1,116,396	(173,277)	943,119
2023	1,140,826	(106,871)	1,033,955
2024	771,069	(40,831)	730,239
Thereafter	405,949	(22,034)	383,916
Total	5,581,174	(865,586)	4,715,588

The operating leases are subject to periodic escalation charges. The Company's principal operating leases expire in July 2024 and September 2026, respectively. Included in occupancy and equipment in the statement of income is rent expense of $1,138,281, inclusive of short term leases not included in the table above, escalation clauses, and variable leases costs such as real estate taxes or maintenance, for the year ended December 31, 2019.

For the year ended December 31, 2019 the Company noted the following supplemental lease information. Cash paid for amounts included in the measurement of lease liabilities include cash flows from operating leases of $987,739. The Company used a weighted average discount rate of 6.73%, and had a weighted average remaining lease term of 5.1 years.

12. Commitments and Contingencies

The Company has a secured line of credit with BMO Harris Bank N.A. in the amount of $10,000,000 to obtain any funding necessary to cover daily securities settlements with clearing corporations. Funds drawn on this line bear interest at a daily offered rate, typically overnight Fed funds rate plus 150 basis points, with interest being paid monthly and being computed on the basis of a year of 360 days for the actual number of days elapsed. As of December 31, 2019, the Company did not have any amounts outstanding nor was there any interest expense recorded in the statement of income for the year ended December 31, 2019 relating to this credit facility.

13. Member's Equity

Pursuant to the Company's operating agreement, the Company allocates and distributes to Intermediate a portion of its distributable profits throughout the year as soon as practicable at the end of each month.

14. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") and CFTC Regulation 1.17 ("Regulation 1.17"). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items" arising from customer transactions, as defined. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. At December 31, 2019, the Company had regulatory net capital of $32,130,833, which was $31,880,833 in excess of its minimum net capital requirement of $250,000.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i) under the Securities Exchange Act of 1934.

15. Related-Party Transactions

On occasion, the Company enters into intercompany transactions with DFT Acquisition Holdings LLC, DFT Intermediate Holdings LLC, Dash Regulatory Technologies LLC, and Dash Prime. At December 31, 2019, the Company had a receivable balance of $633,971 due from Dash Regulatory Technologies LLC, and the remaining $252,527 due from other affiliated entities. The aggregate of the two of $886,499 is reflected in receivables from affiliates on the statement of financial condition. The total revenue from related-party transactions for the year ended December 31, 2019 was $1,172,165. DFT paid Execution Exchange Fees, Liquidity Fees, Payment for Order Flow and Exchange Tier Benefits to Dash Prime LLC of $3,917,372 for the year ended December 31, 2019.

16. Subsequent Events

The Company evaluated subsequent events through the date of issuance of the financial statements and has determined there were no material events that would require recognition or disclosure in the financial statements or accompanying notes.

Supplemental Information

Dash Financial Technologies LLC
Computation of Net Capital Pursuant to
SEC Rule 15c3-1 and CFTC Regulation 1.17

(Schedule 1)

December 31, 2019

Net capital

Total member's equity	$ 165,708,429
Other (deductions) or allowable credits	3,754,132
Total capital and allowable subordinated liabilities	169,462,561
Non-allowable assets, deductions and/or charges:	
Aged receivables and unbilled revenue from brokers and dealers, net	11,317,795
Accounts receivable and unbilled revenue, net	8,735,936
Fixed assets, net	2,670,167
Intangibles, net	51,452,239
Goodwill	60,148,288
Receivables from affiliates	886,499
Other assets	1,138,530
Total non-allowable assets, deductions, and/or charges	136,349,454
Net capital before haircuts on securities	33,113,107
Haircuts on securities	982,274
Net capital	$ 32,130,833

Computation of net capital requirement

Minimum net capital required (the greater of $250,000 or 2% of combined aggregate debit items arising from customer transactions)	$ 250,000
Net capital in excess of minimum requirement	$ 31,880,833

There are no material differences between the amounts presented above and the amounts reported in the Company's amended December 31, 2019, unaudited Part IIA FOCUS report, filed on March 2, 2020.

Dash Financial Technologies LLC

Computation of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

(Schedule II)

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."



DASH
FINANCIAL TECHNOLOGIES
250 Park Avenue South, 9th Fl. New York, NY 10003

February 28, 2020

Securities and Exchange
Commission 100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Please allow this letter to serve as written notice of Dash Financial Technologies LLC's ("Dash" or the "Company") exemption report for the year ended December 31, 2019.

Dash claims exemption from various provisions and requirements of SEA Rule 15c3-3 under paragraph (k)(2)(i) for the period from January 1, 2019 through December 31, 2019 due to the fact that Dash does not hold customer funds, with the exception of soft dollar accounts and exchange generated credits. Specifically, paragraph (k)(2)(i) of SEA Rule 15c3-3 provides:

> "the provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

The Company met the identified exemption provisions in 17 C.F.R.§240.15c3-3(k) throughout the most recent fiscal year, without exception.

Please contact me directly if you have any questions regarding this letter at (212) 207-4245.

Sincerely,

Peter Maragos
Chief Executive Officer

GRANT THORNTON LLP

757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Financial Technologies LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dash Financial Technologies LLC) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
March 2, 2020